

Mail Stop 4628

January 11, 2017

<u>Via E-Mail</u>
Mr. Timothy S. Shear
Chief Executive Officer
Capital City Energy Group, Inc.
1335 Dublin Road, Suite 122-D
Columbus, Ohio 43215

> **Re: Capital City Energy Group, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed July 8, 2015**
> **File No. 333-140806**

Dear Mr. Shear:

We issued comments on the above captioned filing on December 16, 2015 and February 5, 2016. On May 10, 2016, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws. We understand from our phone conversation on December 22, 2016 that, notwithstanding our correspondence subsequent to May 10, 2016 (including our comment letters dated June 24, 2016 and September 14, 2016, and your response letters dated May 16, 2016, August 5, 2016, and October 13, 2016), you are not in a position to file the amendment you had proposed to resolve the comments raised during this review, nor to file the periodic reports that are past due for subsequent periods.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed. Please contact John Hodgin, Petroleum Engineer at (202) 551-3699 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources